UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STARTEK, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

1-12793

(CUSIP Number)

Rick Miller
Bryan Cave LLP
1201 W. Peachtree St., 16th Floor
Atlanta, Georgia 30309
Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 1-12793	Page 2 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A. Emmet Stephenson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,914,382
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,914,382
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,914,382
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.27
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 1-12793	Page 3 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Toni E. Stephenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 703,656
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 703,656
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,656
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.65
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 1-12793	Page 4 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 272,335
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 272,335
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 272,335
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 1-12793	Page 5 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 272,335
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 272,335
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 272,335
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 1-12793	Page 6 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 272,335
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 272,335
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 272,335
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 1-12793	Page 7 of 22 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ben Rosenzweig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,754
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,754
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,754
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 1-12793	Page 8 of 22 Pages

Item 1.                  Security and Issuer.

The class of securities to which this statement relates is the Common Stock, par value $.01 per share (the “Common Stock”), of StarTek, Inc. (the “Company”).  The address of the principal executive offices of the Company is 44 Cook Street, 4th Floor, Denver, CO 80206.

Item 2.                  Identity and Background.

(a) – (c), (f) Schedule 1 hereto sets forth (i) the name, the state or other place of organization, the principal business and the address of the principal office of Privet Fund LP and Privet Fund Management, LLC, and (ii) the name, the residence or business address and the present principal occupation or employment, together with the name, principal business and address of any corporation or other organization in which such employment is conducted of Ryan Levenson and Ben Rosenzweig (collectively with Privet Fund LP and Privet Fund Management LLC, the “Privet Parties”) and A. Emmet Stephenson, Jr. and Toni E. Stephenson (collectively, the “Stephensons,” and the Stephensons together with the Privet Parties, the “Reporting Persons”). Unless otherwise indicated, all natural persons identified in Schedule 1 are citizens of the United States.

(d) - (e) None of the Reporting Persons nor, to the best of their knowledge, any of the other persons listed on Schedule 1, during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No. 1-12793	Page 9 of 22 Pages

Item 3.                  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 272,335 shares of Common Stock held by Privet Fund LP is approximately $1,219,976.50, including brokerage commissions. The shares held by Privet Fund LP were acquired with partnership funds. Privet Fund LP effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

The aggregate purchase price of the 6,754 shares of Common Stock held by Ben Rosenzweig is approximately $29,085, including brokerage commissions. The shares held by Mr. Rosenzweig were acquired with personal funds.

A. Emmet Stephenson, Jr. is a co-founder of the Company. He and his wife, Toni E. Stephenson, have held the shares of Common Stock owned by them since founding the Company in 1987.

Item 4.                  Purpose of Transaction.

The Privet Parties acquired their shares of Common Stock for investment.  The Reporting Persons plan to continuously evaluate, among other factors, the financial condition, results of operations, business and prospects of the Company, the securities markets in general and the market for the Common Stock in particular, prevailing economic conditions and expected trends, all with a view to determining whether to hold, decrease or increase their investment in the Common Stock, through open market, privately negotiated or any other transactions.

SCHEDULE 13D

CUSIP No. 1-12793	Page 10 of 22 Pages

The Privet Parties purchased shares of Common Stock because they believed that the shares may present significant opportunities for realization of increased stockholder value. To that end, since November 2010, representatives of the Privet Parties have had a series of discussions with management of the Company to obtain management’s explanation of the steps it intends to take to maximize the value of the Common Stock and to provide suggestions from the Privet Parties regarding actions to improve operational and financial performance. After several conversations were had, the Privet Parties concluded that the Company would benefit from insights provided by new members of the Board of Directors.

On March 2, 2011, pursuant to the Bylaws of the Company then in existence, the Privet Parties delivered to the Secretary of the Company a letter providing written notice of their intent to nominate Ben Rosenzweig, Ryan Levenson and Robert Sheft (the “Nominees”) as candidates for election to the Company’s Board of Directors at the Company’s 2011 Annual Meeting of Stockholders (the “2011 Annual Meeting”).  A copy of the nomination letter is attached as Exhibit 99.1   hereto.

By letter dated March 9, 2011, the Company informed the Privet Parties that the nomination letter of March 2 failed to comply with certain requirements for director nominations under the Bylaws of the Company and requested further information about the Nominees.  By letter dated March 11, 2011, the Privet Parties provided the Company certain other background information regarding the Nominees as requested in the Company’s March 9, 2011 letter.

On or about March 11, 2011, the Company informed Mr. Rosenzweig that a Special Committee had been established by the Board of Directors to consider the Privet Parties’ Nominees.  Over the next several weeks, representatives of the Privet Parties had a series of discussions with  representatives of the Company and the Special Committee regarding the Nominees for election to the Board of Directors.  On March 24, 2011, representatives of the Privet Parties met with two members of the Special Committee.  At this meeting, representatives of the Privet Parties  noted that the Company had a solid balance sheet, strong and recurring cash flows and a diverse product offering.  However, the representatives of the Privet Parties expressed their view that the Company had not been successful in capitalizing on its strengths.  In particular, the representatives of the Privet Parties outlined specific concerns with the historic and current direction of the Company including the Company’s inability to grow revenue, recent history of poor capital allocation, outsized general and administrative expenses and low profile within the investment community.

SCHEDULE 13D

CUSIP No. 1-12793	Page 11 of 22 Pages

The Company and the Special Committee terminated discussions with the Privet Parties, and on March 31, 2011, the Company filed its proxy statement indicating that the Board had nominated each of the incumbent directors for re-election.  The Board also adopted restated Bylaws to include advance notice provisions requiring stockholders to meet certain notice and information requirements to nominate directors that are substantially more burdensome than the Company’s bylaws previously in effect, as well as certain other changes.  The Stephensons believe that certain provisions of the amendments to the Bylaws violate the terms of the Investor Rights Agreement between the Stephensons and the Company. See Item 6 below for a description of the Investor Rights Agreement. A copy of the Company’s Bylaws showing the recently adopted changes is attached hereto as Exhibit 99.2.

From time to time, the Privet Parties have had informational discussions with Mr. Stephenson regarding his views of the Company, its management, financial performance and various corporate governance issues.  In view of the fact that the Board did not nominate any of the Nominees proposed by the Privet Parties, the Stephensons and the Privet Parties determined to form a group in order to express disagreement with the recent governance actions undertaken by the Company including, without limitation, rejecting the Nominees and adopting the amended and restated Bylaws and to explore options to introduce certain changes in the corporate governance of the Company with the goal of improving the Company’s financial and operational performance.  The group was formed by executing the Joint Filing Agreement on April 28, 2011 attached as Exhibit 99.3 hereto.

SCHEDULE 13D

CUSIP No. 1-12793	Page 12 of 22 Pages

On April 28, 2011, Mr. Rosenzweig spoke with Ed Zschau, Chairman of the Company’s Board of Directors to request the Company to delay the 2011 Annual Meeting and nominate at least two of the Nominees proposed by the Privet Parties in order to achieve certain governance changes in a non-disruptive manner. Mr. Zschau expressed a desire to accommodate the objectives of the Reporting Persons and during the period commencing on April 28, 2011 and continuing through May 5, 2011, the Reporting Persons and their representatives engaged in discussions with the Company and its representatives regarding the manner in which the Company’s Board would be reconstituted (without increasing the number of directors) to include at this time two of the Nominees (specifically Messrs. Rosenzweig and Sheft). These discussions also included related issues such as participation by Messrs. Rosenzweig and Sheft on various Board standing committees, support by the Reporting Persons for the election of the remaining incumbent directors and the other items of business to be submitted to stockholders for approval at the 2011 Annual Meeting, certain temporary limitations on further stockholder action by the Privet Parties, reimbursement of a portion of the expenses incurred by the Privet Parties in connection with their efforts to nominate the Nominees and mutual releases.  The final agreement between the Reporting Persons and the Company is contained in the Settlement and Standstill Agreement dated May 5, 2011, attached as Exhibit 99.4.  See Item 6 below for a summary of the terms of the Settlement and Standstill Agreement.

This filing is not intended to solicit proxies in connection with the 2011 Annual Meeting of Stockholders.  Any such solicitation, if and when made, shall only be made in accordance with the rules and regulations of the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No. 1-12793	Page 13 of 22 Pages

 Except as set forth herein, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)
any other material change in the Company’s business or corporate structure, changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(g)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(h)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any action similar to any of those enumerated above.

SCHEDULE 13D

CUSIP No. 1-12793	Page 14 of 22 Pages

Item 5.               Interest in Securities of the Issuer.

(a)
The aggregate number and percentage of shares of Common Stock beneficially owned by Reporting Persons collectively is 3,897,127 shares (the “Shares”), or approximately 25.77% of the outstanding Common Stock of the Company (calculated based on information included in the Form 10-K filed by the Company for the year ended December 31, 2010, which reported that 15,120,895 shares of Common Stock were outstanding as of February 15, 2011). Of the Shares collectively owned by the Reporting Persons, Privet Fund LP holds 272,335 Shares (or approximately 1.8% of the outstanding Common Stock), A. Emmet Stephenson Jr. holds 2,914,382 Shares (or approximately 19.27% of the outstanding Common Stock), Toni E. Stephenson holds 703,656 Shares (or approximately 4.65% of the outstanding Common Stock) and Ben Rosenzweig holds 6,754 Shares (less than 0.05% of the outstanding Common Stock).  To the best knowledge of the Reporting Persons, none of the other persons or entities, if any, named in response to Item 2 owns any Common Stock (other than Common Stock owned by the Reporting Persons of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3).

(b)
Privet Fund Management LLC is the Managing Partner of Privet Fund LP, and Ryan Levenson is the sole managing member of Privet Fund Management LLC. Accordingly, Privet Fund Management LLC and Mr. Levenson may be deemed to hold shared voting power and dispositive power with respect to the Shares held by Privet Fund LP.

A. Emmet Stephenson, Jr. is married to Toni E. Stephenson, and each disclaim beneficial ownership of the Shares held by the other.

SCHEDULE 13D

CUSIP No. 1-12793	Page 15 of 22 Pages

As a result of the formation of a group constituted hereby, each of the Reporting Persons could be deemed to beneficially own all the Shares; however, each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons except as expressly set forth above.

(c)
Except as set forth (i) on the cover pages hereto, (ii) under paragraph (a) above and (iii) as provided in the Settlement and Standstill Agreement described under Item 6 below, each Reporting Person has the sole power to vote or direct the vote and, subject, in the case of the Privet Parties, to the terms of the margin arrangement, to dispose or direct the disposition of the Shares reported herein as owned by each such Reporting Person.

(d)
Except as set forth on Schedule 2 hereto, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2.

(e)
To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6.                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joint Filing Agreement.

Each of the Reporting Persons has signed a Joint Filing Agreement, which is attached hereto as Exhibit 99.3.

SCHEDULE 13D

CUSIP No. 1-12793	Page 16 of 22 Pages

Investor Rights Agreement.

The Company entered into an Investor Rights Agreement with A. Emmet Stephenson, Jr. that took effect on June 9, 2004 and terminates if Mr. Stephenson ceases to beneficially own at least 10% of the outstanding Common Stock. The agreement provides that, subject to the Board of Directors’ fiduciary duties under applicable law, the Company will nominate for election to its Board of Directors designees named by Mr. Stephenson representing (i) a number of directors equal to one less than a majority of the Board of Directors if there is an odd number of directors, or two less than a majority if there is an even number of directors, so long as Mr. Stephenson, together with members of his family, beneficially owns 30% or more of the outstanding Common Stock, or (ii) one director, so long as Mr. Stephenson, together with members of his family, beneficially owns between 10% and 30% of the Company’s outstanding Common Stock. Accordingly, Mr. Stephenson currently has the right to designate one director.  Mr. Stephenson’s nominees under these provisions need not be independent or meet other specific criteria, so long as a majority of the members of the Company’s Board of Directors are independent under the rules of the SEC and the New York Stock Exchange. The Investor Rights Agreement also required the Company to amend Article II, Section 6 of its Bylaws to provide that a holder of 10% or more of the outstanding Common Stock is entitled to call a special stockholders meeting. The Investor Rights Agreement provides that so long as Mr. Stephenson, together with members of his family, beneficially owns 10% or more of the outstanding Common Stock, Article II, Section 6 of the Bylaws, as so amended, may not be further amended by the Board of Directors without Mr. Stephenson’s consent. Mr. Stephenson did not consent to the March 31, 2011 amendments to Article II, Section 6 of the Bylaws. Mr. Stephenson has advised representatives of the Company that he believes that the March 31, 2011 amendments to the Bylaws, at least insofar as such amendments implicate his ability to act by written consent or call a special meeting, violate the terms of the Investor Rights Agreement, and he has requested that such amendments be rescinded.

SCHEDULE 13D

CUSIP No. 1-12793	Page 17 of 22 Pages

The rights provided to Mr. Stephenson in the Investor Rights Agreement may not be transferred to any third party other than to Mr. Stephenson’s wife, Toni E. Stephenson, upon the death or incompetence of Mr. Stephenson, and to her estate, upon the subsequent death or incompetence of Mrs. Stephenson. Mr. Stephenson does not have the right to vote shares of stock held by other members of the Stephenson family.  A copy of the Investor Rights Agreement is attached hereto as Exhibit 99.5.

Settlement and Standstill Agreement.

On May 5, 2011, the Company entered into a Settlement and Standstill Agreement (the “Settlement Agreement”) with Privet Fund LP, Privet Fund Management LLC, Ryan Levenson, Ben Rosenzweig, A. Emmet Stephenson, Jr. and Toni E. Stephenson relating to, among other matters, the composition of the Board of Directors of the Company.  The Settlement Agreement (attached as Exhibit 99.4) provides for, among other things, the following:

Board and Committee Composition; 2011 Annual Meeting.  Pursuant to the Settlement Agreement, the Board will obtain, no later than May 9, 2011, the resignation from the Board of two directors, effective as of the date of the reconvened 2011 Annual Meeting, and notice from such directors that they will not stand for reelection at the 2011 Annual Meeting.  In satisfaction of this provision, Dr. Albert C. Yates and P. Kay Norton have determined that they will not stand for reelection to the Board at the reconvened 2011 Annual Meeting, and will be submitting their resignations from the Board effective as of the 2011 Annual Meeting.  In addition, at duly convened meetings to be held immediately following the final adjournment of the 2011 Annual Meeting, the Nominating and Governance Committee of the Board will nominate for appointment to the Board, and the Board will take all necessary action to appoint, Ben Rosenzweig and Robert Sheft (the “Privet Directors”) to serve as directors of the Company until no earlier than the Company’s 2012 annual meeting of stockholders (the “2012 Annual Meeting”) and until their successors are duly elected and qualified.  In the event either of them is unable to complete his term, the Board agrees to appoint a replacement director designated by the Reporting Persons and reasonably acceptable to the Company.

SCHEDULE 13D

CUSIP No. 1-12793	Page 18 of 22 Pages

The Board has also agreed to appoint Mr. Rosenzweig to the Compensation Committee and the Nominating and Corporate Governance Committee of the Board and to appoint Mr. Sheft to the Audit Committee of the Board.  In addition, pursuant to the Settlement Agreement, at least one Privet Director will be appointed to each other standing or special committee of the Board constituted by the Board between the date of the Settlement Agreement and the 2012 Annual Meeting.

Pursuant to the Settlement Agreement, each of the Reporting Persons will cause the shares of common stock of the Company owned of record or beneficially by them as of the record date for the 2011 Annual Meeting to be present for quorum purposes and to be voted at the 2011 Annual Meeting or at any adjournments or postponements thereof, in accordance with the Board’s recommendation for each of the proposals described in the Company’s 2011 Proxy Statement.  The Reporting Persons have also agreed to inform any stockholder of the Company previously contacted by any of the Reporting Persons in connection with the 2011 Annual Meeting that each of the Reporting Persons is voting in accordance with the Board’s recommendation as described in the preceding sentence.

Standstill.  Pursuant to the Settlement Agreement, until the later of one year from the date of the Agreement and while a Privet Director serves on the Board, none of the Privet Fund LP, Privet Fund Management LLC, Ryan Levenson and Ben Rosenzweig, or any of their respective affiliates, shall, directly or indirectly, in any manner:

(a)
engage in any solicitation of proxies or written consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the rules or regulations thereunder) of proxies or written consents (including, without limitation, any solicitation of written consents to call a special meeting of stockholders), in each case, with respect to securities of the Company;

SCHEDULE 13D

CUSIP No. 1-12793	Page 19 of 22 Pages

(b)
conduct, or knowingly encourage, participate or engage in any other type of referendum (binding or non-binding) with respect to the Company, including without limitation relating to the removal or the election of directors;

(c)	knowingly seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Company at any annual or special meeting of stockholders;

(d)	initiate, propose or otherwise “solicit” stockholders of the Company for the approval of any stockholder proposal;

(e)
form or join in a partnership, limited partnership, syndicate or other group, including without limitation a group (other than in each case, solely with such member’s affiliates, associates, or immediate family members) as defined under Section 13(d) of the Exchange Act or Rule 13d-5(b) promulgated pursuant to the Exchange Act with respect to any securities of the Company or otherwise support or participate in any effort by a third party with respect to the matters described under the heading “Standstill;”

(f)	deposit any securities of the Company in a voting trust or subject any securities of the Company to any arrangement or agreement with respect to the voting of the securities of the Company;

(g)
without the prior approval of the Board contained in a written resolution of the Board, (x) either directly or indirectly for itself or its affiliates, or in conjunction with any other person or entity in which it is or proposes to be either a principal, partner or financing source or is acting or proposes to act as broker or agent for compensation, effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or (y) in any way knowingly support, assist or facilitate any other person to effect or seek, offer or propose to effect, or cause or participate in, (i) any tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries or affiliates, (ii) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Company or any of its subsidiaries or affiliates or (iii) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries or affiliates;

SCHEDULE 13D

CUSIP No. 1-12793	Page 20 of 22 Pages

(h)	vote for any nominee or nominees for election to the Board, other than those nominated or supported by the Board; or

(i)
except as specifically provided in the Agreement, seek, alone or in concert with others, to (x) place a representative or other affiliate or nominee on the Board, (y) seek the removal of any member of the Board or (z) change the size or composition of the Board.

The Settlement Agreement also provides that no action by a Privet Director taken in his capacity as a member of the Board shall be deemed to violate the foregoing standstill provisions.

Mr. and Mrs. Stephenson and the shares of the Company’s common stock beneficially owned by them are not subject to the standstill provisions described above.  Furthermore, none of the provisions in the Settlement Agreement that impose limitations on actions that may be taken by the Privet Fund LP, Privet Fund Management LLC, Ryan Levenson and Ben Rosenzweig, or any of their respective affiliates, restrict in any way the rights that the Stephensons have pursuant to the Investor Rights Agreement described above.

Fees and Expenses.  Except as noted below, neither the Company, on the one hand, nor the Reporting Persons, on the other hand, will be responsible for any fees or expenses of the other in connection with the Settlement Agreement or the 2011 Annual Meeting of Stockholders.  The Company shall compensate the Privet Directors, and reimburse reasonable travel expenses of the Privet Directors, on the same basis as other independent directors of the Company. The Company shall pay $50,000 to reimburse the Privet Parties for reasonable fees and expenses incurred in connection with the nomination of the Privet Directors.

SCHEDULE 13D

CUSIP No. 1-12793	Page 21 of 22 Pages

Mutual Release.  As more fully described in the Settlement Agreement, the Reporting Persons agree to forever fully release and discharge the Company and its officers, directors, agents, affiliates, employees, partners, representatives, attorneys, heirs, assigns, executors, administrators, predecessors and successors, past and present, of any and all claims arising in respect of or in connection with, the nomination and election of directors at the 2011 Annual Meeting, occurring any time or period of time on or prior to the date of the Settlement Agreement.

Also as more fully described in the Settlement Agreement, the Company agrees to forever fully release and discharge the Reporting Persons and their respective controlling persons, officers, directors, stockholders, agents, affiliates, employees, partners, representatives, attorneys, heirs, assigns, executors, administrators, predecessors and successors, past and present, as well as each of the Privet Directors, of any and all claims arising in respect of or in connection with, the nomination and election of directors at the 2011 Annual Meeting, occurring any time or period of time on or prior to the date of the Settlement Agreement.

The foregoing summaries of the Joint Filing Agreement, Investor Rights Agreement and Settlement Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements which have been filed as exhibits to this Schedule 13D.

Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons named in response to Item 2, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

SCHEDULE 13D

CUSIP No. 1-12793	Page 22 of 22 Pages

Item 7.                   Materials to be Filed as Exhibits.

Exhibit 99.1	Privet Letter dated March 2, 2011 Seeking to Nominate Directors
Exhibit 99.2	Comparison of the Company’s Amended and Restated Bylaws filed with the March 31, 2011 Form 8-K to the Company’s Bylaws filed with the August 2, 2007 Form 8-K.
Exhibit 99.3	Joint Filing Agreement
Exhibit 99.4	Settlement and Standstill Agreement
Exhibit 99.5	Investor Rights Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 9, 2011	PRIVET FUND LP
	By:	Privet Fund Management LLC,
Its Managing Partner

		By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

		By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson

/s/ Ben Rosenzweig
Ben Rosenzweig

/s/ A. Emmet Stephenson, Jr.
A. Emmet Stephenson, Jr.

/s/ Toni E. Stephenson
Toni E. Stephenson

SCHEDULE 1

Unless otherwise noted, all of the individuals listed in this Schedule 1 are citizens of the United States.

1.	Privet Fund LP, a Delaware limited partnership

	a.	Business Address:	50 Old Ivy Road
Suite 230
Atlanta, GA 30342

	b.	Principal Business:	Investments

	c.	Manager:	Privet Fund Management LLC

2.	Privet Fund Management LLC, a Delaware limited liability company

	d.	Business Address:	50 Old Ivy Road
Suite 230
Atlanta, GA 30342

	e.	Principal Business:	Investments

	f.	Manager:	Ryan Levenson

3.	Ryan Levenson (Principal and Managing Member of Privet Fund Management LLC, the Managing Partner of Privet Fund LP)

	a.	Business Address:	50 Old Ivy Road
Suite 230
Atlanta, GA 30342

	b.	Principal Occupation:	Principal and Managing Member of Privet Fund Management LLC

	c.	Principal Business:	Investing

4.	Ben Rosenzweig

	a.	Business Address:	50 Old Ivy Road
Suite 230
Atlanta, GA 30342

	b.	Principal Occupation:	Analyst at Privet Fund Management LLC

	c.	Principal Business:	Investing

5.	A. Emmet Stephenson, Jr., a resident of Nevada.

	a.	Business Address:	400 Nevada Way, Boulder City, NV 89005

	b.	Principal Occupation:	Chairman, Domain.com, Inc.

	c.	Principal Business:	Internet Business

6.	Toni E. Stephenson, a resident of Nevada.

	a.	Business Address:	400 Nevada Way, Boulder City, NV 89005

	b.	Principal Occupation:	President, Domain.com, Inc.

	c.	Principal Business:	Internet Business

SCHEDULE 2

Shares Acquired by Privet Fund LP in the Last 60 Days

Date	Number of Shares Acquired	Price/Share	Total Cost

04/07/2011	1,400	4.7132	6,598.44

04/19/2011	1,203	5.0908	6,124.18

TOTAL	2,603		$12,722.62

Shares Acquired by Ben Rosenzweig in the Last 60 Days
Date	Number of Shares Acquired	Price/Share	Total Cost

04/06/2011	4	4.78	19.12

04/07/2011	1,000	4.67	4,670.00

TOTAL	1,004		$4,689.12

EXHIBIT INDEX

Number	Description

Exhibit 99.1	Privet Letter dated March 2, 2011 Seeking to Nominate Directors
Exhibit 99.2	Comparison of the Company’s Amended and Restated Bylaws filed with the March 31, 2011 Form 8-K to the Company’s Bylaws filed with the August 2, 2007 Form 8-K.
Exhibit 99.3	Joint Filing Agreement
Exhibit 99.4	Settlement and Standstill Agreement
Exhibit 99.5	Investor Rights Agreement